January 3, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Re:	Ross Acquisition Corp II Form 8-K filed December 17, 2021 Filed No. 001-40201

Ladies and Gentlemen:

Ross Acquisition Corp II, a Delaware corporation (the “Company”), respectfully submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2021. In connection with this letter, the Company will be filing concurrently, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Current Report on Form 8-K (File No. 001-40201). Enclosed please find a courtesy copy of Amendment No. 1 marked to show the changes effected by Amendment No. 1.

Set forth below is the Company’s response to the Staff’s comment.

Form 8-K filed November 17, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statement or Related Audit Report or Completed Interim Review

1.	Please revise your Form 8-K to clearly indicate the date of the conclusion regarding the non-reliance in accordance with Item 4.02(a)(1).

The Company acknowledges the Staff’s comment.  The Company will be filing Amendment No. 1 to its Current Report on Form 8-K to disclose the date of the conclusion regarding non-reliance on the Company’s financial statements.  As noted above, a courtesy copy of the Form 8-K filed concurrently, marked in accordance with the Staff’s comment, is attached.

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Securities and Exchange Commission
December 21, 2021

Please contact the undersigned at (561) 655-2615 if you have any questions or need further information.

Sincerely yours,

/s/ Stephen J. Toy
Stephen J. Toy
Chief Financial Officer

cc:  Corey R. Chivers, Esq.
Weil, Gotshal & Manges LLP